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                                                                   Exhibit 15(c)

                          DISTRIBUTION AND SERVICE PLAN
                   FOR SECURITY CAPITAL US REAL ESTATE SHARES

This Plan is adopted by Security Capital Real Estate Mutual Funds Incorporated (the "Company"), pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act"), to provide for payment by the Company of certain expenses in connection with the distribution of the shares of Security Capital US Real Estate Shares (the "Series"), the provision of personal services to the Series' shareholders and/or the maintenance of its shareholder accounts. Payments under the Plan are to be made to SC-R&M Capital Markets Incorporated ("SC-R&M Capital"). SC-R&M Capital will serve as the principal underwriter for the Series shares under the terms of the Distribution and Servicing Agreement pursuant to which SC-R&M Capital will offer and sell the shares of the Series.

Distribution Fee and Service Fee
The annual compensation payable by the Company to SC-R&M Capital is an amount equal to .25 of 1% on an annual basis of the average net assets of the Series' shares as either (1) a "distribution fee" to finance the distribution of the Series' shares, or (2) a "service fee" to finance shareholder servicing by SC-R&M Capital, its affiliated companies and financial intermediaries who may sell shares and to encourage and foster the maintenance of shareholder accounts, or as a combination of the two fees. The amounts shall be payable to SC-R&M Capital monthly or at such other intervals as the board of directors may determine to compensate SC-R&M Capital for services provided hereunder. The amount of the distribution fee and service fee payable to SC-R&M Capital hereunder is not related directly to expenses incurred by SC-R&M Capital on behalf of the Series and the Company is not obligated to reimburse SC-R&M Capital for such expenses.

NASD Definition
For purposes of this Plan, the "distribution fee" may be considered as a sales charge that is deducted from the net assets of the Series and does not include the service fee. The "service fee" shall be considered a payment made by the Company for personal service and/or maintenance of the Series' shareholder accounts, as such is now defined by the National Association of Securities Dealers Regulation, Inc. ("NASD"), provided, however, if the NASD adopts a definition of "service fee" for purposes of Rule 2830 of the NASD Conduct Rules that differs from the definition of "service fee" as presently used, or if the NASD adopts a related definition intended to define the same concept, the definition of "service fee" as used herein shall be automatically amended to conform to the NASD definition.

Quarterly Reports
SC-R&M Capital shall provide to the board of directors of the Company and the board of directors shall review at least quarterly a written report of the amounts so expended of the distribution fee and/or service fee paid under this Plan and the purposes for which such expenditures were made.


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Approval of Plan
Because the Series had no shareholders when initially adopted, the Plan became effective upon approval of the board of directors of the Company and of the directors who were not interested persons of the Company and had no direct or indirect financial interest in the operation of the Plan or any agreement related to this Plan (other than as directors or shareholders of the Company) ("independent directors") cast in person at a meeting called for the purposes of voting on such Plan.

Continuance
This Plan shall continue in effect for a period of one (1) year and thereafter from year to year only so long as such continuance is approved by the directors, including the independent directors, as specified hereinabove for the adoption of the Plan by the directors and independent directors.

Director Continuation
In considering whether to adopt, continue or implement this Plan, the directors shall have a duty to request and evaluate, and SC-R&M Capital shall have a duty to furnish, such information as may be reasonably necessary to an informed determination of whether this Plan should be adopted, implemented or continued.

Termination
This Plan may be terminated at any time with respect to the Series by a vote of a majority of the independent directors of the Company or by a vote of the majority of the outstanding voting securities of the Series without penalty. The distribution fee and service fee will be paid by the Company to SC-R&M Capital unless and until this Plan is terminated or not renewed, in which event the Company shall pay SC-R&M Capital for services provided on a pro-rata basis up through the date of termination. Any expenses incurred by SC-R&M Capital on behalf of the Company in excess of the distribution fee and service fee payable hereunder through the date of termination are the sole responsibility and liability of SC-R&M Capital, and are not obligations of the Company.

Amendments
This Plan may not be amended to increase materially the amount to be spent for distribution of shares, personal service and/or maintenance of shareholder accounts without approval of the Series' shareholders, and all material amendments of this Plan must be approved in the manner prescribed for the adoption of the Plan as provided hereinabove.

Directors
While this Plan is in effect, the selection and nomination of the directors who are not interested persons of the Company shall be committed to the discretion of the directors who are not interested persons of the Company.

Records
Copies of this Plan, the Distribution Agreement and reports made pursuant to this Plan shall be preserved as provided in Rule 12b-1(f) under the Act.